UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPORT-HALEY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

848925103

(CUSIP Number)

Steven W. McDonald, Esq.

Berliner McDonald P.C.

5670 Greenwood Plaza Blvd., Suite 418

Greenwood Village, Colorado  80111-2408

Telephone: (303) 830-1700

Facsimile: (303) 830-1705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 848925103

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Ronald J. Norick

2	Check the Appropriate Box if a Member of Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares and Options to purchase 150,000 Shares

	8	Shared Voting Power 353,517 Shares

	9	Sole Dispositive Power 0 Shares and Options to purchase 150,000 Shares

	10	Shared Dispositive Power 353,517 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 353,517 Shares and Options to purchase 150,000 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 20.7% (assuming exercise of options)

14	Type of Reporting Person* IN

CUSIP No. 848925103

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Norick Investment Company, L.L.C., an Oklahoma limited liability company EIN No. 73-1468804

2	Check the Appropriate Box if a Member of Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 205,400 Shares

	8	Shared Voting Power 0 Shares

	9	Sole Dispositive Power 205,400 Shares

	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,400 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person* OO

CUSIP No. 848925103

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Ronald J. Norick Family Limited Partnership, an Oklahoma family limited partnership EIN No. 73-1587717

2	Check the Appropriate Box if a Member of Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 148,117 Shares

	8	Shared Voting Power 0 Shares

	9	Sole Dispositive Power 148,117 Shares

	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 148,117 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person* PN

SCHEDULE 13D

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the common stock of Sport-Haley, Inc. (the “Company”).  The address of the Company’s principal executive offices is 4600 E. 48th Avenue, Denver, Colorado  80216-3215.

Item 2.    Identity and Background.

(a)    Name of Persons Filing:

This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Ronald J. Norick, an individual (“Norick”, Norick Investment Company, L.L.C., an Oklahoma limited liability company (“Norick Investment”) and Ronald J. Norick Family Limited Partnership, an Oklahoma limited partnership (“RJNFLP”) (collectively referred to as the “Reporting Persons”).  Norick is the Controlling Member of Norick Investment and the General Partner of RJNFLP.  Thus, the Reporting Persons are making a joint group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act.

(b)   Residence or Business Address:

The address of each of the Reporting Persons is:

5400 N. Grand Blvd., Suite 220

Oklahoma City, OK  73112

(c)    Principal Occupation or Employment:

The principal business of Norick is acting as director and Chairman of the Board of the Company and director of BancFirst Corporation, a publicly-held banking corporation based in Oklahoma City, Oklahoma.  On behalf of NIC and RJNFLP, Norick directs investments.

The principal business of NIC is investing in securities.  The principal business of RJNFLP is that of a family limited partnership.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)    Citizenship:  Norick is a United States citizen.  Norick Investment and RJNFLP were formed under the laws of the State of Oklahoma.

Item 3.    Source and Amount of Funds or Other Consideration.

NIC’s purchase was made with NIC company funds.  RJNFLP’s purchase was made with RJNFLP partnership funds.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of their business. The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Amount and Percentage Beneficially Owned:

The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,284,490 shares of Common Stock outstanding as of October 14, 2008, as reported in the Company’s Form 10-K for the fiscal year ended June 30, 2008.  As of the close of business on March 11, 2009:

(i)    Norick beneficially owns 353,517 shares of Common Stock and options to purchase 150,000 shares of Common Stock, in total constituting 20.7% of the shares of Common Stock outstanding.  On March 11, 2009, Norick beneficially acquired 127,900 shares of common stock, which shares are owned of record by Norick Investment Company (27,900) and the Ronald J. Norick Family Limited Partnership (100,000), of which Norick is General Partner.  Of the 353,517 shares beneficially owned by Norick, 205,400 are owned of record by Norick Investment and 148,117 shares are owned of record by the  Ronald J. Norick Family Limited Partnership.  The 150,000 options to purchase shares of Common Stock are owned of record by Norick.

(ii)   NIC beneficially owns 205,400 shares of Common Stock, constituting 9.0% of the shares of Common Stock outstanding.  On March 11, 2009, Norick beneficially acquired 27,900 shares of common stock, which stock is owned of record by Norick Investment Company.  In addition, on that same date, an affiliate of Norick, the Ronald J. Norick Family Limited Partnership, of which Norick is General Partner, acquired an additional 100,000 shares.

(iii)  RJNFLP beneficially owns 148,117 shares of Common Stock, constituting 6.5% of the shares of Common Stock outstanding.  On March 11, 2009, Norick beneficially acquired 100,000 shares of common stock, which stock is owned of record by Ronald J. Norick Family Limited Partnership. In addition, on that same date, an affiliate of Norick, Norick Investment Company, of which Norick is the Controlling Member, acquired an additional 27,900 shares.

(b)   NIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 205,400 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Norick as its Controlling Member.  RJNFLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 148,117 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Norick as its General Partner. Norick has sole power to vote or to direct the vote and to dispose of the 150,000 options to purchase shares of Common Stock reported herein as being beneficially owned by him.

(c)    Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons during the past 60 days.

	Date	Price Per Share	Number of Shares	Type of Transaction

NIC:	3/11/09	.1973	27,900	Private purchase

RJNFLP:	3/11/09	.1973	100,000	Private purchase

(d)   No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the  sale of, the Common Stock.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement, dated as of March 19, 2009, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

03-19-2009
Date

/s/ Ronald J. Norick
Ronald J. Norick

NORICK INVESTMENT COMPANY, L.L.C.,
an Oklahoma limited liability company

By:	/s/ Ronald J. Norick
Ronald J. Norick, its Controlling Member

RONALD J. NORICK FAMILY LIMITED PARTNERSHIP,
an Oklahoma limited partnership

By:	/s/ Ronald J. Norick
Ronald J. Norick, its General Partner